EXHIBIT 12.1

MASTERCARD INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(in millions, except ratios)
Pre-tax income before adjustment for non-controlling interests	$5,640	$4,952	$5,082	$4,502	$3,932
Loss attributable to non-controlling interests and equity investments	20	89	27	37	25
Add: Fixed charges	97	63	50	20	25
Earnings	$5,757	$5,104	$5,159	$4,559	$3,982
Fixed charges:
Interest expense	$95	$61	$48	$14	$20
Portion of rental expense under operating leases deemed to be the equivalent of interest [1]	2	2	2	6	5
Total fixed charges	$97	$63	$50	$20	$25
Ratio of earnings to fixed charges	59.4	81.0	103.2	228.0	159.3

1 Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.